UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 13G/A

                                (Amendment No. 1)

                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)



                                   P-COM, Inc.
 -------------------------------------------------------------------------------

                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693262206
                  --------------------------------------------
                                 (CUSIP Number)

                                 August 16, 2004
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [X]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 693262206              SCHEDULE 13G/A              Page  2  of 5 Pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Burnham Hill Holdings LLC
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 375,282
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  375,282
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           375,282
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.6%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 693262206              SCHEDULE 13G/A              Page  3  of 5 Pages

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Item 1(a).        Name of Issuer:

                  P-COM, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3175 S. Winchester Boulevard
                  Campbell, California 95008

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  Burnham Hill Holdings LLC
                  900 Park Avenue
                  New York, NY 10021
                  New York limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.0001 per share

Item 2(e).        CUSIP Number:

                  693262206

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of August 16, 2004:

                  (a) Amount beneficially owned: 375,282 shares of common stock.

                  (b)      Percent of Class: 3.6%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    375,282

                           (ii)     shared power to vote or direct the vote: 0

                           (iii)    sole power to dispose or direct the
                                    disposition of: 375,282

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CUSIP No. 693262206              SCHEDULE 13G/A              Page  4  of 5 Pages

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                           (iv)     shared power to dispose or direct the
                                    disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 693262206              SCHEDULE 13G/A              Page  5  of 5 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

         Dated:  August 17, 2004


                                           BURNHAM HILL HOLDINGS LLC


                                           By: /s/ Cass Gunther Adelman
                                               ---------------------------------
                                               Name:  Cass Gunther Adelman, Esq.
                                               Title: Managing Member